Exhibit 13.3

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

September 30, 2008

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the Company) for the three and nine months ended September 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements for the three and nine months ended September 30, 2008 are described below and should be read in conjunction with TransCanada’s 2007 audited consolidated financial statements and U.S. GAAP reconciliation for the year ended December 31, 2007 and unaudited consolidated financial statements for the three and nine months ended September 30, 2008 prepared in accordance with Canadian GAAP. Differences between the proportionate consolidation method (Canadian GAAP) and equity method (U.S. GAAP) when accounting for joint venture investments are not specifically identified as the differences affect only classification on the consolidated financial statements and not net income or shareholders’ equity. Amounts are stated in Canadian dollars unless otherwise indicated.

Reconciliation of Net Income and Comprehensive Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars, except per share amounts)	2008	2007	2008	2007

Net Income in Accordance with Canadian GAAP	390	324	1,163	846
U.S. GAAP adjustments:
Unrealized loss on natural gas inventory held in storage, net of tax of $35 and $11 for the three and nine months ended September 30th, 2008(1)	73	-	21	-
Unrealized loss on foreign exchange and interest rate derivatives, net of tax(2)	-	-	-	(3)
Tax recovery due to a change in tax legislation substantively enacted in Canada(3)	(1)	-	(2)	(11)
Net Income in Accordance with U.S. GAAP	462	324	1,182	832

Other Comprehensive Income (Loss) in Accordance withCanadian GAAP	29	(42)	59	(225)
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability, net of tax(4)	2	2	5	5
Change in equity investment funded status of postretirement plan liability, net of tax(4)	2	2	6	13
Unrealized loss on derivatives, net of tax(5)	-	(1)	-	(6)
Comprehensive Income in Accordance with U.S. GAAP	495	285	1,252	619

Net Earnings Per Share in Accordance with U.S. GAAP
Basic and Diluted	$0.79	$0.60	$2.10	$1.57

Condensed Balance Sheet in Accordance with U.S. GAAP

(millions of dollars)	September 30, 2008 (unaudited)	December 31, 2007
Current assets(1)	2,266	1,766
Long-term investments(4)(6)(7)	4,444	3,568
Plant, property and equipment	21,227	19,225
Goodwill	3,766	2,521
Other assets(8)(9)	3,588	3,448
	35,291	30,528

Current liabilities(3)	3,227	2,774
Deferred amounts(4)(7)	1,394	1,158
Deferred income taxes(1)(4)(6)(8)	2,602	2,693
Long-term debt and junior subordinated notes(9)	15,419	13,423
Non-controlling interests	1,095	999
	23,737	21,047
Shareholders’ equity:
Common shares	8,091	6,663
Contributed surplus	278	276
Retained earnings(1)(2)(3)(6)	3,751	3,180
Accumulated other comprehensive income(4)(10)	(566)	(638)
	11,554	9,481
	35,291	30,528

(1)	In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(2)	Represents the amortization of certain hedges that became ineffective at different times under Canadian and U.S. GAAP.

(3)
In accordance with Canadian GAAP, the Company recorded current income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(4)
Represents the amortization of net loss and prior service cost amounts recorded in accumulated other comprehensive income under Statement of Financial Accounting Standards No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” for the Company’s defined benefit pension and other postretirement plans.

(5)
Relates to gains and losses realized in 2006 on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting for physical energy contracts.

(6)
Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under U.S. GAAP, such costs are expensed as incurred. Certain start-up costs incurred by Bruce Power L.P. (Bruce), an equity investment, were expensed under U.S. GAAP. Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use. Under U.S. GAAP, the carrying value of Bruce’s development projects against which interest is capitalized is lower due to the expensing of certain pre-operating costs.

(7)
For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at September 30, 2008 was $53 million (December 31, 2007 - $27 million) and relates to the Company’s equity interests in its long-term investments.

(8)
Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(9)	In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in long-term debt as required by Canadian GAAP.

(10)
At September 30, 2008, Accumulated Other Comprehensive Income in accordance with U.S. GAAP is $252 million lower than under Canadian GAAP.  The difference relates to the accounting treatment for defined benefit pension and other postretirement plans.

Fair Value Measurements

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157) for its financial assets and liabilities effective January 1, 2008.  The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the U.S. Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, which delayed the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. These non-financial items include assets and liabilities such as non-financial assets and liabilities assumed in a business combination, reporting units measured at fair value in a goodwill impairment test and asset retirement obligations initially measured at fair value.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date.

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon a fair value hierarchy in accordance with SFAS 157.  Fair values of assets and liabilities included in Level I are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level II include valuations based on quoted prices in markets that are not active or for which all significant outputs are observable, either directly or indirectly.   This includes comparisons with similar instruments that have observable market prices, option pricing models and other valuation techniques commonly used by market participants, which may require the use of assumptions about the amount and timing of estimated future cash flows and discount rates.  In making these assumptions, the Company looks primarily to readily observable external market input factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable.  Level III valuations are based on inputs that are unobservable and significant to the overall fair value measurement.   TransCanada does not have any assets or liabilities that are included in Level III.

Assets and liabilities measured at fair value on a recurring basis as of September 30, 2008 are categorized in accordance with SFAS 157 as follows:

(millions of dollars)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Derivative Financial Instruments Held for Trading:
Assets	39	159	-	198
Liabilities	(30)	(241)	-	(271)
Derivative Financial Instruments in Hedging Relationships:
Assets	4	223	-	227
Liabilities	(65)	(173)	-	(238)
Non-Derivative Financial Instruments Available for Sale:
Assets	20	-	-	20
Liabilities	-	-	-	-
Total	(32)	(32)	-	(64)

Income Taxes

TransCanada adopted FASB, Financial Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), January 1, 2007. At September 30, 2008, the total unrecognized tax benefit is approximately $84 million (December 31, 2007 - $70 million).

TransCanada’s continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the nine month period ended September 30, 2008 is $9 million for interest and nil for penalties (September 30, 2007- $14 million for interest and nil for penalties). At September 30, 2008, the Company had $23 million accrued for interest and nil accrued for penalties (December 31, 2007- $14 million accrued for interest and nil accrued for penalties).

TransCanada expects the enactment of certain Canadian Federal tax legislation in the next twelve months.  This legislation will result in a favourable income tax adjustment of approximately $14 million.  Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TransCanada does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

Other

In February 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”, which allows an entity to choose to measure many financial instruments and certain other items at fair value for fiscal years beginning on or after November 15, 2007. TransCanada’s U.S. GAAP financial statements were not materially impacted by SFAS No. 159.

In March 2008, FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, which is effective for fiscal years beginning after November 15, 2008.  SFAS No. 161 expands the disclosure requirements for derivative instruments and hedging activities with respect to how and why entities use derivative instruments, how they are accounted for under FAS No. 133 and the related impact on financial position, financial performance and cash flows.  TransCanada does not expect a material affect on its financial results as a result of adopting this standard on January 1, 2009.

In May 2008, FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” which codifies the sources of accounting principles and the related framework to be utilized in preparing financial statements in conformity with U.S. GAAP.  TransCanada’s U.S. GAAP financial statements are not expected to be impacted by this standard.